Exhibit 99.2

ELECTRA BATTERY MATERIALS CORPORATION (FORMERLY FIRST COBALT CORP.) CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Report of Management’s Accountability

The accompanying audited consolidated financial statements of Electra Battery Materials Corporation were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for significant accounting judgements and estimates and for the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has identified material weaknesses in the internal controls over financial reporting and disclosure controls and procedures related to the year ending December 31, 2022. As a consequence, the Company had ineffective controls activities related to the design of process level and financial statement close controls.

Management has implemented appropriate processes to support management representations that it has exercised reasonable diligence that the consolidated financial statements fairly present, in all material respects, the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented in the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the audited consolidated financial statements to ensure the Company fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management Directors. The Audit Committee reviews the consolidated financial statements, management’s discussion and analysis and the external auditors’ report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

“Trent Mell”	“Craig Cunningham”
President and Chief Executive Officer	Chief Financial Officer

April 4, 2023

KPMG LLP

Bay Adelaide Centre

Suite 4600

333 Bay Street

Toronto ON  M5H 2S5

Tel 416-777-8500

Fax 416-777-8818

www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Electra Battery Materials Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Electra Battery Materials Corporation (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income (loss) and other comprehensive income (loss), cash flows and shareholders equity for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net working capital deficiency and requires further funding to complete the refinery that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP. KPMG Confidential

Electra Battery Materials Corporation

April 4, 2023

As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Your truly,

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2020.

Toronto, Canada

April 4, 2023

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2022	2021
ASSETS
Current Assets
Cash and cash equivalents	$7,952	$58,626
Marketable securities (Note 7)	433	1,768
Prepaid expenses and deposits	716	584
Receivables (Note 9)	3,079	957
Assets held for sale (Note 8)	1,338	—
	13,518	61,935
Non-Current Assets
Exploration and evaluation assets (Note 6)	87,693	87,661
Property, plant and equipment (Note 5)	82,288	10,446
Capital long-term prepayments (Note 5)	3,087	6,631
Long-term restricted cash	938	938

Total Assets	$187,524	$167,611

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities (Note 10)	$20,164	$4,708
Current convertible notes payable (Note 13)	25,662	—
Current financial derivative liability - convertible notes (Note 13)	6,674	—
Other financial derivative liability (Note 16)	1,271	—
Liabilities held for sale (Note 8)	338	—
	54,109	4,708
Non-Current Liabilities
Long-term government loan payable (Note 12)	3,777	745
Government grant (Note 12)	1,121	264
Long-term convertible notes payable (Note 13)	—	22,541
Financial derivative liability - convertible notes (Note 13)	—	37,715
Lease liability (Note 14)	218	—
Asset retirement obligations (Note 11)	1,790	1,674
Total Liabilities	$61,015	$67,647
Shareholders’ Equity
Common shares (Note 15)	288,871	276,215
Reserve (Note 16)	17,892	16,554
Accumulated other comprehensive income	525	525
Deficit	(180,779)	(193,330)
Total Shareholders’ Equity	$126,509	$99,964
Total Liabilities and Shareholders’ Equity	$187,524	$167,611
Going concern (Note 1)
Significant accounting policies and basis of preparation (Note 2)
Commitments (Note 23)
Subsequent events (Notes 8, 13)

Approved on behalf of the Board of Directors and authorized for issue on April 4, 2023

/s/ Susan Uthayakumar	/s/ Trent Mell
Susan Uthayakumar, Director	Trent Mell, Director

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2022	2021
Operating expenses
General and administrative	$1,925	$488
Consulting and professional fees	2,729	4,309
Exploration and evaluation expenditures	3,428	4,705
Investor relations and marketing	1,000	843
Refinery, engineering and metallurgical studies	2,349	4,442
Refinery, permitting, and environmental expenses	128	867
Salary and benefits	3,913	2,804
Share-based payments	1,282	731
Operating loss	16,754	19,189
Other
Unrealized loss on marketable securities (Note 7)	(589)	(2,617)
Gain (loss) on financial derivative liability - convertible notes (Note 13)	27,686	(12,952)
Gain on other financial derivative liability (Note 16)	1,531	—
Other non-operating income (expense) (Note 18)	677	(158)
Income (loss) before taxes	12,551	(34,916)
Income tax expense	—	—
Net Income (loss)	12,551	(34,916)
Other comprehensive income
Foreign currency translation expense	—	3

Net income (loss) and other comprehensive income (loss)	$12,551	$(34,919)
Basic income (loss) per share (Note 19)	$0.38	$(1.26)
Diluted income loss per share (Note 19)	$(0.37)	$(1.26)
Weighted average number of shares outstanding (basic) (Note 19)	32,646,906	27,753,182
Weighted average number of shares outstanding (diluted) (Note 19)	40,763,386	27,753,182

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

	Year ended	Year ended
	December 31	December 31
	2022	2021
Operating activities
Net income (loss)	$12,551	$(34,916)
Adjustments for items not affecting cash:
Share-based payments	1,282	731
Unrealized loss on marketable securities	589	2,617
Realized loss on marketable securities	220	102
Depreciation	48	2
Loss on financial derivatives revaluation on Glencore loan	—	12
(Gain) Loss on financial derivative liability - convertible notes	(27,686)	12,952
Gain on other financial derivative liability	(1,531)	—
Impairment (reversal) expense	(1,338)	—
Directors fees paid in DSUs	115	32
Gain on Kuya option exercise	—	(1,123)
Withholding tax liability	14	—
Loss on conversion of Glencore loan	—	1,566
Interest expense on Glencore loan	—	128
Interest Income on restricted cash	—	(19)
Flow-through share premium	—	(321)
Unrealized (gain) loss on foreign exchange	1,019	(681)
Reclassification of expensed transaction costs on convertible notes	—	1,826
	(14,717)	(17,092)
Changes in operating working capital:
Increase in receivables	(2,122)	(587)
Increase (Decrease) in accounts payable and accrued liabilities	1,125	(218)
(Increase) Decrease in prepaid and other current assets	(131)	1,021
Cash Flows used in operating activities	(15,845)	(16,876)
Investing activities
Acquisition of exploration and evaluation assets, net of cash	(31)	(112)
Capital long-term prepayments	3,544	(6,631)
Proceeds from sale of marketable securities	525	152
Additions to property, plant and equipment	(47,591)	(1,985)
Sale of exploration and evaluation assets, net of cash	—	500
Cash Flows used in investing activities	(43,553)	(8,076)
Financing activities
Proceeds from issuance of units, net transaction costs of $1,859 (2021 - $1,739) (Note 15)	3,121	17,600
Proceeds from at-the-market equity program ("ATM Program"), net transaction costs of $92 (2021 - $21)	3,701	666
Proceeds from exercise of warrants	807	6,217
Proceeds from exercise of options	140	148
Proceeds from government loan	3,733	1,000
Proceeds from government grant	165	—
Proceeds from convertible notes (Note 13)	—	53,249
Interest on convertible notes	(3,183)	—
Cash Flows provided by financing activities	8,484	78,880
Changes in cash during the period	(50,914)	53,928
Effect of exchange rates on cash	240	524
Cash – Beginning of the period	58,626	4,174
Cash – End of the period	$7,952	$58,626

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (UNAUDITED)

(expressed in thousands of Canadian Dollars, except for number of share amounts)

	Common Shares
				Accumulated
				Other
	Number of			Comprehensive
	Shares (1)	Amount	Reserves	Income	Deficit	Total
Balance – December 31, 2021	30,974,853	$276,215	$16,554	$525	$(193,330)	$99,964
Net income for the year	—	—	—	—	12,551	$12,551
Share based payment expense	—	—	1,282	—	—	$1,282
Directors fees paid in deferred stock units	—	—	115	—	—	$115
Shares and units issued for:
Exercise of warrants, options, and deferred share units, performance share units, and restricted share units (Note 15)	356,156	1,439	(492)	—	—	$947
ATM Program sales (Note 15)	720,865	3,701	—	—	—	$3,701
Cash, net transaction costs and fair value of derivative (Note 15)	2,345,000	2,681	433	—	—	$3,114
Convertible Notes Conversion (Note 13 and 15)	789,103	4,835	—	—	—	$4,835
Balance – December 31, 2022	35,185,977	$288,871	$17,892	$525	$(180,779)	$126,509

Balance – December 31, 2020	22,738,450	$234,649	$15,388	$528	$(158,414)	$92,151
Net loss for the year	—	—	—	—	(34,916)	$(34,916)
Other comprehensive income for the year	—	—	—	(3)	—	$(3)
Share based payment expense	—	—	731	—	—	$731
Directors fees paid in deferred share units	—	—	32	—	—	$32
Shares and units issued for:
Acquisition of exploration and evaluation assets	23,611	130	—	—	—	$130
Exercise of warrants, options, and deferred share units, performance share units, and restricted share units (Note 15)	1,664,094	7,629	(1,264)	—	—	$6,365
Units issued for cash, net of transaction costs (Note 15)	3,871,277	15,933	1,667	—	—	$17,600
Debt Conversion Agreement (Note 15)	1,324,985	9,063	—	—	—	$9,063
ATM Program sales, net of transaction costs (Note 15)	112,417	666	—	—	—	$666
Convertible Notes Conversion (Note 13 and 15)	1,240,019	8,145	—	—	—	$8,145
Balance – December 31, 2021	30,974,853	$276,215	$16,554	$525	$(193,330)	$99,964

(1) Reflects the Company’s post-consolidation common shares. See Note 15(a) for details on share consolidation.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

1.Nature of Operations

Electra Battery Materials Corporation (the “Company”, “Electra”) was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its corporate name from First Cobalt Corp. to Electra Battery Materials Corporation. The Company is in the business of producing battery materials for the electric vehicle supply chain. The Company is focused on building an ethical supply of cobalt, nickel and battery precursor materials.

Electra is a public company which is listed on the Toronto Venture Stock Exchange (TSX-V) (under the symbol ELBM). On April 27, 2022, the Company began trading on the NASDAQ (under the symbol ELBM). The Company’s registered office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6 and the corporate head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

The Company is focused on building a North American integrated battery materials complex for the electric vehicle supply chain. The Company is in the process of constructing its expanded hydrometallurgical refinery (the “Refinery”) and exploring and developing its mineral properties. On September 2, 2021, the Company completed a Refinery construction financing package comprising convertible notes and an offering of common shares for total gross proceeds of US$45 million. With the completion of this financing, a full restart decision was made, and the project entered the full development phase.

Going Concern Basis of Accounting

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to continue its operations for the foreseeable future and realize its assets and discharge its liabilities in the normal course of business.

Prior to February 13, 2023, the Company was required to maintain a minimum liquidity balance of US$7,500 under the terms of the Convertible Note Arrangement (“2026 Notes”). The Company was in breach of this covenant at December 31, 2022 which would have entitled the Noteholders to call the 2026 Notes, hence the convertible notes payable and the financial derivative liability – convertible notes balances totaling $32,336 have been presented as current liabilities on the consolidated statements of financial position. On February 13, 2023, subsequent to year end, the Company has successfully closed on a private placement offering on a new US$51,000 convertible note agreement (“2028 Notes”), with the same counterparties as the existing 2026 Notes. A portion of the proceeds were used to repay and cancel the outstanding 2026 Notes of US$36,000 and accrued interest. The net proceeds from the 2028 Notes, after repayment of the 2026 Notes and transaction costs, were US$14,000. The terms of the 2028 Notes also reduced the minimum liquidity balance requirement from US$7,500 to US$2,000.

The Company is currently incurring significant cash expenditures in the construction of its Refinery. Cash requirements for the Refinery expansion from December 31, 2022, through to the expected completed commissioning are estimated to be significantly higher than the previously estimated amount of $100,000 - $105,000. At this time, the Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery. While the Company is working to finalize updated cost estimates for the construction and final commissioning of the Refinery, the Company will require additional financing in 2023 and 2024 to continue operations, complete the construction of the Refinery, advance its battery recycling strategy, purchase required feedstock as the Refinery enters its operating phase and remain in compliance with the minimum liquidity covenant under the 2028 Notes (refer to Note 13).

The Company is actively pursuing various alternatives including equity and debt financing to increase its liquidity and capital resources. The Company is also in discussion with various parties on alternatives to finance the funding of feedstock purchases. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Company will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. These consolidated financial statements do not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

In addition, the Company continues to explore its Idaho mineral properties as a potential future source of North American cobalt and copper. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Company to obtain the necessary financing to complete exploration and development, and upon future profitable production or proceeds from the disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Company has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of exploration and evaluation assets are based on their acquisition costs, and do not necessarily represent present or future values.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

2.Significant Accounting Policies and Basis of Preparation

Basis of Presentation and Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements have been prepared on an historical cost basis, except for certain financial instruments, which are classified as fair value through profit or loss (“FVTPL”). All amounts on the consolidated financial statements are presented in thousands of Canadian dollars, except share and per share amounts, and otherwise noted.

Certain comparative amounts have been restated as a result of share consolidation on the basis of one new post-consolidation common share for every 18 pre-consolidation common shares, which was completed on April 13, 2022. Refer to Note 15(a).

Functional Currency

The functional currency of the Company and its controlled entities are measured using the principal currency of the primary economic environment in which each entity operates. The functional currency of the Company and its material subsidiaries is Canadian dollars.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are retranslated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Foreign exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

●	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the costs of assets as they are regarded as an adjustment to interest costs on those currency borrowings.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its controlled entities. Control is achieved when the Company has the power to govern the financial operating policies of an entity to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

The following material subsidiaries have been consolidated for all dates presented within these financial statements:

Subsidiary	Ownership	Location	Asset Held
Cobalt Projects International Corp.	100%	Canada	Ontario Properties
Cobalt Industries of Canada Corp.	100%	Canada	Ontario Properties
Cobalt Camp Refinery Ltd.	100%	Canada	Refinery
Cobalt Camp Ontario Holdings Corp.	100%	Canada	Ontario Properties
Idaho Cobalt Company	100%	United States	Idaho Properties
Scientific Metals (Delaware) Corp.	100%	United States	Idaho Properties

All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation.

Cash and Cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

Marketable Securities

Marketable securities represent shares held in publicly traded companies. Marketable securities held by the Company are held for trading purposes and are classified as financial asset measured at FVTPL. At each reporting date, the Company marks-to-market the value of the marketable securities based on quoted market prices; therefore, these financial assets are classified as Level 1 on the fair value hierarchy.

Any profit or loss arising from the sale of these securities, or the revaluation at reporting dates, is recorded to the consolidated statement of loss and other comprehensive loss. As the marketable securities are held for trading purposes and not as part of a strategic investment, they are expected to be liquidated within a twelve-month period and are classified as a current asset on the statement of financial position.

Financial instruments

Cash and cash equivalents, restricted cash, receivables, accounts payable and accrued liabilities, and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

The Company recognizes all financial assets initially at fair value and classifies them into one of the following measurement categories: FVTPL, fair value through other comprehensive income or amortized cost, as appropriate.

Financial liabilities are initially recognized at fair value and classified as either FVTPL or amortized cost, as appropriate.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

At each reporting date, the Company assesses whether there is objective evidence that a financial asset has been impaired.

The Company had made the following classification of its financial instruments:

Financial assets or liabilities	Measurement Category
Cash and cash equivalents	Amortized Cost
Restricted cash	Amortized Cost
Receivables	Amortized Cost
Marketable securities	FVTPL
Account payable and Accrued liabilities	Amortized Cost
Convertible notes payable	Amortized Cost
Long-term government loan payable	Amortized Cost
Financial derivative liabilities	FVTPL

Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3 – Inputs that are not based on observable market data.

Exploration and Evaluation Assets

The acquisition costs of mineral property interests have been capitalized as exploration and evaluation assets within the Company’s financial statements. Subsequent exploration and evaluation costs are expensed until the property to which they relate has demonstrated technical feasibility and commercial viability, after which costs are capitalized.

The acquisition costs include the cash consideration paid and the fair market value of any shares issued for mineral property interests being acquired or optioned pursuant to the terms of relevant agreements. When a partial sale of a mineral property occurs, if control is lost the asset is derecognized and there is a resultant gain or loss recorded to profit and loss in the period the transaction takes place. When all of the interest in a property is sold, subject only to any retained royalty interests which may exist, the accumulated property costs are derecognized, with any gain or loss included in profit or loss in the period the transaction takes place.

Management reviews its mineral property interests at each reporting period for indicators of impairment taking into consideration whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and management’s assessment of likely proceeds from the disposition of the property. If a property’s carrying value exceeds its recoverable amount through either not being recoverable, being abandoned, or considered to have no future economic potential, the acquisition and deferred exploration and evaluation costs are written down to their recoverable amount.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Should a project be put into production, the costs of acquisition will be amortized using the units-of-production method over the life of the project based on estimated economic reserves.

Property, Plant and Equipment

Plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of the qualifying assets.

Depreciation of plant and equipment commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Plant and equipment assets are depreciated using the straight-line method over the estimated useful life of the asset. Where an item of plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Depreciation is recognized in the consolidated statement of loss and comprehensive loss upon commercial production having been achieved.

At the date of the financial statements no plant and equipment assets are in use. The Company will assess the useful lives of the assets once they are put into use.

Development costs associated with bringing the Company’s Refinery to the location and condition necessary for it to be capable of operating in its intended manner are capitalized as property, plant and equipment costs.

Capital Long-Term Prepayments

For major equipment items where milestone payments are made during the manufacturing process, these costs are initially recorded as capital long-term prepayments. Once the piece of equipment is delivered to the Refinery site, the associated cost is then reclassified to property, plant and equipment costs.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For such contracts, the Company recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date.

The ROU asset is initially measured at cost, which comprises of initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate costs to dismantle or restore the underlying asset, less any lease incentives received. ROU asset is subsequently depreciated using straight-line method over the lease term, or useful life of the underlying asset if a purchase option is expected to be exercised. ROU asset is presented as part of property, plant and equipment.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date and subsequently measured at amortized cost using the effective interest rate method.

Lease payments for short-term leases with a term of 12 months or less, leases of low-value assets, as well as leases with variable lease payments are recognized as an expense over the term of such leases.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Borrowing Costs

Borrowing costs are expensed as incurred except where they relate to the financing of construction or development of qualifying assets in which case they are capitalized as property, plant and equipment up to the date when the qualifying asset is ready for its intended use.

All proceeds from the convertible notes and the government grant are being utilized for the construction and expansion of the Refinery, which given its construction timeline of over a year, is a qualifying asset under IAS 23 Borrowing Costs.

Impairment

(i)	Financial assets

For financial assets measured at amortized cost, the impairment model under IFRS 9, Financial Instruments (“IFRS 9”), reflects expected credit losses. The Company recognizes loss allowances for expected credit losses and changes in those expected credit losses. At each reporting date, financial assets carried at amortized cost are assessed to determine whether they are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. The gross carrying amount of a financial asset is written off to the extent that there is no realistic prospect of recovery.

(ii)	Non-financial assets

Non-financial assets are evaluated at each reporting period by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present the recoverable amount of an asset is evaluated at the CGU level, the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent that the carrying amount exceeds the recoverable amount.

Previously recognized impairment losses are evaluated at each reporting period for indication that an impairment loss recognized in prior periods for an asset may no longer exist or may have decreased. If such indication exists, the Company estimates the recoverable amount of that asset, and an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probably that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell.  Any impairment loss on a disposal group is allocated to the assets and liabilities on a pro rata basis. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Once classified as held-for-sale, property, plant, and equipment are no longer amortized or depreciated.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on the fair value of goods or services received.

Warrants classified as equity

Warrants classified as equity are recorded at fair value as of the date of issuance on the Company’s consolidated balance sheets and no further adjustments to their valuation are made.

Warrants classified as liabilities

Warrants classified as derivative liabilities and other derivative financial instruments require separate accounting as liabilities are recorded on the Company’s consolidated balance sheets at their fair value on the date of issuance and will be revalued on each subsequent balance sheet date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded as other income or expense. Management estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for expected volatility, expected life, yield, and risk-free interest rate.

Share-based payment transactions

The Company has a long-term incentive plan that provides for the granting of options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”) to officers, directors, consultants and related company employees to acquire shares of the Company.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

(i.)Stock options

The fair value of the options is measured on grant date and is recognized as an expense with a corresponding increase in reserves as the options vest. Options granted to employees and others providing similar services are measured on grant date at the fair value of the instruments issued. Fair value is determined using the Black-Scholes option pricing model considering the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis.

Options granted to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used. The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received. On vesting, share-based payments are recorded as an operating expense and as reserves. When options are exercised, the consideration received is recorded as share capital. The related share-based payments originally recorded as reserves remain in reserves on either exercise or expiry of the underlying options.

(ii.)Deferred, restricted and performance share units

DSUs, RSUs and PSUs are classified as equity settled share-based payments and are measured at fair value on the grant date. The expense for DSUs, RSUs and PSUs, to be redeemed in shares, is recognized over the vesting period, or using management’s best estimate when contractual provisions restrict vesting until completion of certain performance conditions, with a charge as an expense and a corresponding increase in reserves as the instrument vests. Upon exercise of any DSUs, RSUs, and PSUs, the grant date fair value of the instrument is transferred to share capital.

Environmental rehabilitation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The estimated costs arising from the future decommissioning of plant and other site preparation work, discounted to their net present value where material, are determined, and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates, using a pretax rate that reflect the time value of money and risks specific to the liability, are used to calculate the net present value. Costs are charged against profit or loss over the economic life of the related asset, through amortization of the asset retirement obligation using either the unit-of-production or the straight-line method. The related liability is adjusted at each period-end with changes related to the unwinding of the discount rate accounted for in profit or loss and changes related to the current market-based discount rate or the amount or timing of the underlying cash flows needed to settle the obligation accounted for as an adjustment to the related rehabilitation asset.

Income taxes

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in profit or loss, except to the extent that they relate to items recognized directly in equity or equity investments.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority for the same taxable entity. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related income tax benefit will be realized.

Income / Loss per share

The Company presents basic and diluted income/loss per share (“LPS”) data for its common shares. Basic LPS is calculated by dividing the income/loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted LPS is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held and for the effects of all dilutive potential common shares related to outstanding stock options and warrants issued by the Company.

On April 13, 2022, the Company has completed a share consolidation on the basis of one new post-consolidation common share for every 18 pre-consolidation common shares (Note 15(a)). Therefore, LPS for the year ended December 31, 2022 and comparative figures for 2021 has been calculated based on post-consolidation shares.

Operating Segments

Upon the decision to move into the full development stage of the Refinery, this business unit is now likely to earn revenue and incur expenses that are separate and discrete from the rest of the Company.  The Company’s Chief Operating Decision Maker reviews operating results and assesses performance for the Refinery on a separate basis, and therefore, the Refinery now meets the definition of a segment.  The Company’s operating segments are as follows:

●	Refinery
●	Corporate and Other

Related Party Transactions

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities and include key management of the Company and its parent. A transaction is a related party transaction when there is a transfer of resources, services or obligations between related parties.

Government Loans

The Company receives funding from the Federal Government of Canada in the form of non-interest-bearing loans. The Company records the present value of these loans, assuming a market rate of interest, as a liability in accordance with IFRS 9 Financial Instruments. The difference between the funding received and the present value of the loan is the benefit provided by the below market interest rate and is recorded as government grant liability. This is amortized to income over the life of the Refinery asset to which the funding related to.

The funding from the Federal Government of Canada is received as a proportion of construction costs incurred.  Therefore, future funding is dependent on the project construction continuing to advance.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Government Grant

The Company receives funding from the Ontario Government in the form of non-repayable grant. The contributions are made as a reimbursement of a portion of Refinery construction costs incurred. The Company records government grant as a liability. This is amortized to income over the life of the Refinery asset to which the funding related to.

3.Recently Adopted and Issued Not Yet Effective Accounting Standards

Property, Plant and Equipment: Proceeds before Intended Use

On January 1, 2022, the Company adopted amendment to IAS 16 – Property, Plant and Equipment, which requires revenue earned prior to the time at which an asset has reached its intended use will be recognized as revenue, and not a reduction to the cost of property, plant and equipment. Any revenue earned prior to the Refinery achieving commercial production (the point at which it would be available for its intended use) are recognized as revenue. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements and related note disclosures.

Onerous Contracts – Cost of Fulfilling a Contract

On January 1, 2022, the Company adopted amendments to IAS 37 – Provisions, Contingent Liabilities and Contingent Assts, which clarified what costs an entity considers in assessing whether a contract is onerous. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements and related note disclosures.

Deferred tax related to assets and liabilities arising from a single transaction

In May 2021, the IASB published a narrow scope amendment to IAS 12 – Income Taxes. In September 2022, IAS 12 was revised to reflect this amendment. The amendment narrowed the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. The amendment is effective for annual periods beginning on or after January 1, 2023 and applied retrospectively. The adoption of this amendment is not expected to have a material impact on the Company’s consolidated financial statements and related note disclosures.

Classification of liabilities as current or non-current

In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The IASB proposed to defer the effective date of the 2020 amendments to no earlier than January 1, 2024. The Company will adopt the narrow scope amendments on the date they become effective and is assessing the impact of these amendments on its consolidated financial statements.

Other accounting standards issued but not yet effective

The following new and amended standards are not expected to have a significant impact on the Company’s consolidated financial statements.

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) – effective January 1, 2023.
●	Definition of Accounting Estimates (Amendments to IAS 8) – effective January 1, 2023.

Lease Liability in a Sale and Leaseback (Amendment to IFRS 16 Leases)) – effective January 1, 2024.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

4.Significant Accounting Judgments and Estimates

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ significantly from these estimates.

Judgments and estimates that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

●	Exploration and Evaluation Assets

The net carrying value of each mineral property is reviewed regularly for conditions that suggest potential indications of impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and management’s assessment of likely proceeds from the disposition of the property.

●	Financial Derivative Liability

The Financial Derivative Liability values relating to convertible note and US dollar denominated warrants involve significant estimation. The fair value of financial derivative liability was determined at inception and is reviewed and adjusted on a quarterly basis or when conversions take place. Factors considered in the fair value of the financial derivative liability are risk free rate, the Company’s share price, equity volatility, and credit spread, refer to Note 22.

●	Environmental Rehabilitation

Management’s determination of the Company’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant estimations must be made when determining such reclamation and closure activities and measures required and potentially required.

●	Refinery Asset

The net carrying value of the Refinery asset is reviewed regularly for conditions that suggest potential indications of impairment. The review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the technological, market, economic or legal environment in which the entity operates; and internal indicators that the economic performance of the asset will be worse than expected.

5.Property, Plant and Equipment and Capital Long-Term Prepayments

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

	Property, Plant,	Construction in	Right-Of-Use
Cost	and Equipment	Progress	Assets	Total
December 31, 2020	$4,876	$—	$—	$4,876
Additions during the year	557	5,015	—	5,572
Balance December 31, 2021	$5,433	$5,015	$—	$10,448
Additions during the period	556	57,085	301	57,942
Transfer from capital long term prepayments	—	13,948	—	13,948
Balance December 31, 2022	$5,989	$76,048	$301	$82,338

	Property, Plant,	Construction in	Right-Of-Use
Accumulated Depreciation	and Equipment	Progress	Assets	Total
December 31, 2020	$—	$—	$—	$—
Charge for the year	2	—	—	2
Balance December 31, 2021	$2	$—	$—	$2
Charge for the year	8	—	40	48
Balance December 31, 2022	$10	$—	$40	$50

Net Book Value
Balance December 31, 2021	$5,431	$5,015	$—	$10,446
Balance December 31, 2022	$5,979	$76,048	$261	$82,288

Most of the Company’s property, plant, and equipment assets relate to the Refinery located near Temiskaming Shores, Ontario, Canada. The carrying value of property, plant, and equipment is $82,288 (December 31, 2021 - $10,446), all of which is pledged as security for the 2026 Notes and 2028 Notes. (Note 13).

In September 2021, the Company moved into the development stage and began capitalizing engineering, refurbishment and other costs directly associated with bringing the Refinery into the state required for its intended use.  Capitalized development costs for the year totaled $64,080 (December 31, 2021 - $2,789) and capitalized borrowing costs were $6,954 (December 31, 2021 - $2,218).

No depreciation has been recorded for the Refinery in the current year (December 31, 2021 - $Nil) as the asset is not yet in service. The minor depreciation relates to mobile assets in use at Iron Creek.

Right-of-use asset relate to office lease which the Company entered into during 2022. Refer to Note 14.

Capital long-term
Balance	prepayments
December 31, 2020	$—
Additions during the year	6,631
December 31, 2021	$6,631
Additions during the year	10,404
Transfer to property, plant and equipment	$(13,948)
December 31, 2022	$3,087

Capital long-term prepayments relate to payments for long-term capital contracts made for Refinery equipment that have not yet been received by the Company as of December 31, 2022, all of which are pledged as security for 2026 Notes and 2028 Notes (Note 13). The prepayments mainly relate to milestone payments to vendors for the cobalt crystallizer and the solvent extraction equipment being manufactured for the Refinery.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

6.Exploration and Evaluation Assets

	Balance		Balance
	December 31,	Acquisition	December 31,
	2021	Costs	2022
Iron Creek	$87,661	$32	$87,693
Total	$87,661	$32	$87,693

	Balance		Balance
	December 31,	Acquisition	December 31,
	2020	Costs	2021
Iron Creek	$87,420	$241	$87,661
Total	$87,420	$241	$87,661

All of the Iron Creek mineral properties are pledged as security for the Convertible Notes issued on September 2, 2021 (Note 13). Upon successful commissioning of the Refinery, the Iron Creek mineral properties will be released from the Convertible Notes security package.

Per Note 8, the Company has entered into an agreement with Kuya Silver Corp (“Kuya”) in December 2022 to grant Kuya the right to acquire 100% interest in its remaining assets in the Canadian Cobalt Camp consisting of Keely-Frontier patents (“Cobalt Camp”) as well as their associated asset retirement obligations for $1,000. This transaction was completed in January 2023, The Company had previously recognized an impairment loss on the Canadian Cobalt Camp assets but the arrangement with Kuya provided objective evidence of the market value of the Cobalt Camp. Therefore, the Company has estimated the fair value of the Cobalt Camp assets to be $1,338 at December 31, 2022 and recorded an impairment reversal with corresponding increase to exploration and evaluation assets, which was then transferred to assets held for sale.

7.Marketable Securities

Marketable securities represent Kuya shares held by the Company. The Kuya shares were acquired via Kerr Assets sale on February 26, 2021. The total value of marketable securities at December 31, 2022 was $433 (December 31, 2021 - $1,768). These shares were marked-to-market at December 31, 2022 resulting in a loss of $589 being recorded during the year ended December 31, 2022 (December 31, 2021 – loss of $2,617).

8.Disposal Group Held for Sale

In December 2022, the Company entered into an agreement to grant Kuya the right to acquire 100% interest in its remaining assets in the Cobalt Camp, as well as their associated asset retirement obligations. To exercise this right, Kuya was required to make a payment in cash or in the equivalent value of its shares totaling $1,000 to Electra on or prior to January 31, 2023. The equivalent value of Kuya’s shares will be based on the share price equivalent to the earn-in VWAP prior to issuance. Kuya has also agreed to enter into a royalty agreement with Electra whereby it will grant Electra a two percent royalty on net smelter returns from commercial products derived from the remaining assets. Electra will retain a right of first offer to refine any base metal concentrates produced from the assets at Electra’s Ontario refinery. On January 31, 2023, subsequent to year end, this transaction closed without significant changes to the key terms by Kuya delivering 2,702,703 shares valued at $1 million based on the share price equivalent to VWAP prior to issuance.

The Company had previously recognized an impairment loss on the Canadian Cobalt Camp assets in 2019 due to no further exploration work being planned and wrote down the asset to a nominal value. The arrangement with Kuya in December 2022 and closing of sale in January 2023 provided objective evidence of the market value of the Cobalt Camp. This represented an impairment reversal indicator under IAS 36 as there were now observable indications as to the assets’ value, the Company has

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

therefore re-estimated the recoverable amount of the Cobalt Camp assets. Based on the consideration agreed, the Company has estimated the fair value of the Cobalt Camp assets to be $1,338 as at December 31, 2022. A reversal of previously recorded impairment charges was booked at December 31, 2022 to bring the book value of the Cobalt Camp assets to this amount.

Accordingly at December 31, 2022, these assets and liabilities were presented as a disposal group held for sale.

	December 31,	December 31,
	2022	2021
Cobalt Camp assets	$1,338	$—
Asset Retirement Obligation	(338)	—
Net Balance, at end the year	$1,000	$—

There were no cumulative income or expenses included in OCI relating to the disposal group.

The non-recurring fair value measurement in 2022 for the disposal group of $1,000 was categorized as a Level 3 fair value.

9.Receivables

	December 31,	December 31,
	2022	2021

Receivables	$3,079	$957
	$3,079	$957

Receivables comprise primarily of HST refunds due to the Company.

10.Accounts Payable and Accrued Liabilities

	December 31,	December 31,
	2022	2021

Accounts Payable and Accrued Liabilities	$18,850	$3,544
Accrued Interest	1,300	1,164
Withholding tax liabilities	14	—
	$20,164	$4,708

Accounts payable and accrued liabilities comprise primarily of trade payables incurred in the normal course of business and mainly relate to the development of the Refinery. Included in accounts payable and accrued liabilities are amounts totalling $389 (December 31, 2021 - $786) due to related parties (Note 25) related to compensation.  The accrued interest relates to interest owing on the Convertible Notes, which is paid semi-annually in February and August each year.

11.Asset Retirement Obligations

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2022	2021

Refinery	$1,790	$1,336
Ontario Mineral Properties (Note 8)	—	338
Long-term Asset Retirement Obligations	$1,790	$1,674

As at December 31, 2022, the Company has recorded its best estimate of the asset retirement obligations relating to its properties and assets. The Ontario Mineral Properties liability relates to the Keeley-Frontier patents, of which the Company owns a 50% stake. The Company’s remaining interests in these assets and related asset retirement obligations were sold to Kuya subsequent to year end (refer to Notes 8), hence the balance has been transferred to liabilities held for sale (Note 8).

The Refinery had a formal closure plan filed with the Ministry of Northern Development, Mines, Natural Resources and Forestry (NDMNRF). In January 2022, the Company formally filed a new closure plan which incorporates its expansion plans for the site as well as updates to costs associated with current disturbances.  This closure plan was accepted by the Ministry in March 2022 and further updates were accepted and finalized in November 2022.  The estimated cost of closure, after the site has been expanded and operated, is $3,614.  The Company maintains a surety bond for $3,450 as financial assurance.

The full estimated closure cost in the new closure plan Incorporated a number of new disturbances that have yet to take place, such as new roadways, new chemicals on site, and a new tailings area. The new closure plan also included cost updates relating to remediating disturbances that existed at December 31, 2022.  Based on the new closure plan and the infrastructure and disturbances that existed at December 31, 2022, the Company updated its estimate of the present value of reclamation activities for the Refinery.  The following assumptions were used to calculate the asset retirement obligation:

●	Undiscounted cash flows of $1,932 (December 31, 2021 - $1,204)
●	Closure activities date of 2036 (December 31, 2021 – 2035)
●	Nominal discount rate of 3.31% (December 31, 2021 – 1.47%)
●	Long-term inflation rate of 2.5% (December 31, 2021 – 2.1%)

During the year ended December 31, 2022, the asset retirement obligation was increased by $116 (December 31, 2021 - $410) due to a revised estimates of closure cost activities for current Refinery infrastructure, offset by change in estimate of discounted cash flows and liabilities transferred to held for sale (Note 8). The continuity of the asset retirement obligation at December 31, 2022 and 2021 is as follows:

Total ARO
Balance at January 1, 2021	$1,264
Change in estimate of discounted cash flows	410
Balance at December 31, 2021	1,674
Change in estimate from discounting	(274)
Change in estimate of costs	728
Transferred to liabilities held for sale (Note 8)	(338)
Balance at December 31, 2022	$1,790

12.Long-Term Government Loan Payable and Government Grant

On November 24, 2020, the Company had entered into a contribution agreement with the Ministry of Economic Development and Official Languages as represented by the Federal Economic Development Agency for Northern Ontario (“FedNor”) for up

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

to a maximum of $5,000 financing related to the recommissioning and expansion of the Refinery in Ontario. The contribution was to be in the form of debt bearing a 0% interest rate and funded in proportion to certain Refinery construction activities.

Once construction is completed, the cumulative balance borrowed will be repaid in 19 equal quarterly instalments starting on March 1, 2024. The funding is provided pro rata with incurred Refinery construction costs, with all other conditions required for the funding having been met. The loan is discounted using a market rate of 7% with the resulting difference between the amortized cost and cash proceeds recognized as Government Grant.

On November 30, 2020, the Company had entered into a separate contribution agreement with the Northern Ontario Heritage Fund Corporation (“NOHFC”) for up to a maximum of $5,000 financing related to recommissioning and expansion of the Refinery in Ontario. The contribution was to be in the form of a non-repayable grant. Contributions will be made as a reimbursement of a portion of the Refinery construction costs incurred.

The following table sets out the gross proceeds of Government Loans and Government Grant received at December 31, 2022 and December 31, 2021.

	Government Loan	Government Grant	Total
Balance - January 1, 2021	$—	$—	$—
FedNor - November 2021	1,000	—	1,000
Balance - December 31, 2021	$1,000	$—	$1,000
FedNor loan - February 2022	1,579	—	1,579
FedNor loan - March 2022	938	—	938
FedNor loan - April 2022	1,216	—	1,216
NOHFC grant - June 2022	—	165	165
Balance - December 31, 2022	$4,733	$165	$4,898

As of December 31, 2022, the Company has recorded a balance of $3,777 (December 31, 2021 - $745) to Long-Term Government Loan Payable and $1,121 (December 31, 2021 - $264) to Government Grant. There were no transaction costs incurred in setting up the contribution agreement.

13.Convertible Note Arrangement

The Company closed the 2026 Notes on September 2, 2021 for gross proceeds of US$37,500 for Tranche #1.  As the 2026 Notes include a conversion feature and other embedded derivatives, its value was split between Financial Derivative Liability measured initially and subsequently at FVTPL and Long-term Convertible Notes payable measured at fair value less transaction cost and subsequently at amortized cost.

The 2026 Notes bear interest at a fixed rate of 6.95%, with coupon payments due in February and August each year in cash. The maturity date is December 1, 2026 and all principal, if not converted, is due upon maturity.

The 2026 Notes are convertible into common shares of Electra, at the option of the Noteholders, at an initial Conversion Rate of 4,058.24 common shares per US$1 principal amount of Notes. As a result of the 18:1 share consolidation that took effect during the year (Note 15), the Conversion Rate is 225.46 per US$1 principal amount of Notes.

After the third anniversary of the issue of the 2026 Notes, the Company may mandate the conversion of the 2026 Notes at its option in the event the trading price of the Company’s common shares exceeds 150% of the Conversion Price for at least 20 trading days, whether consecutive or not, during any consecutive 30 day trading period.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Converting Noteholders will be entitled to an interest make-whole payment, equal to two years of coupon payment or the remaining coupon payment until maturity, whichever is less. In the event of a fundamental change, namely a change of control, the conversion rate may be adjusted, in line with a prescribed table in the Note Indenture.

The total value recorded to the host debt portion of Tranche #1 at inception was $23,488. Transaction costs of $1,473 were recorded as a reduction in the initial debt balance, leading to a net host debt value of $22,015 on the September 2, 2021 initial recognition date. Transaction costs allocated to the derivative liability and expensed were $1,493. The total transaction costs were $2,966.

Holders of the 2026 Notes also had the option to require the Company to issue to the Noteholders an aggregate additional US$7,500 principal amount of 2026 Notes, issued at par and on the same terms as noted above, prior to October 22, 2021. The Noteholders exercised this option in full, and US$7,500 of additional notes were issued on October 22, 2021 as Tranche #2.  The total value recorded to the host debt portion at inception was $2,306. Transaction costs of $110 were recorded as a reduction in the initial debt balance, leading to a net host debt value of $2,196. Transaction costs allocated to the derivative liability and expensed were $333. The total transaction costs were $443.

The 2026 Notes are secured by a first priority security interest (subject to permitted liens) in substantially all the Company’s assets.  Security against the Company’s Iron Creek Project in Idaho will be released upon achieving certain Refinery commissioning thresholds.  The 2026 Notes are subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a minimum liquidity balance of US$7,500 under the terms of the 2026 Notes, which can be satisfied with a future working capital facility. The Company was in breach of this requirement at December 31, 2022 which would entitle the Noteholders to call the 2026 Note, but has successfully closed on the 2028 Notes for US$51,000 subsequent to year end on February 13, 2023. A portion of the 2028 Notes was used to cancel the outstanding 2026 Notes of US$36,000. The 2028 Note requires the Company to maintain a minimum liquidity balance of US$2,000. Refer to below for further details on the 2028 Note.

During the year ended December 31, 2022, US$3,500 (December 31, 2021 – US$5,500) of principal value of 2026 Notes were converted by Noteholders which resulted in the Company issuing a total of 789,103 (December 31, 2021 – 1,240,019) post-consolidation common shares.  The Company also made interest make-whole payments to the Noteholders upon conversion totaling US$485 (December 31, 2021 - US$756).  There were no significant transaction costs incurred in relation to the conversions. During the year ended December 31, 2022, the Company had also made an interest payments of $3,183 (December 31, 2021 - $nil).

The following table sets out the details of the Company’s convertible notes payable relating to the host debt portion of the 2026 Notes as of December 31, 2022 and December 31, 2021.

	December 31,	December 31,
	2022	2021
Convertible notes payable - beginning of year	$22,541	$—
Tranche #1 issuance	—	22,015
Tranche #2 issuance	—	2,196
Effective interest	6,954	2,308
Foreign exchange loss	2,728	269
Interest payment	(3,183)	—
Portion derecognized due to conversions	(2,078)	(3,083)
Convertible notes payable - end of year	26,962	23,705
Less: accrued interest	(1,300)	(1,164)
Balance December 31, 2022	$25,662	$22,541

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

The effective interest associated with the convertible notes payable is capitalized to the associated Refinery assets. The foreign exchange movement is recorded as a gain or loss in the Statement of Income (Loss) and Other Comprehensive Income (Loss).

The 2026 Notes contain certain features that are embedded derivatives that are separated from the host debt contract relating to the Noteholders’ option to convert principal into common shares, the Company’s option to force a mandatory conversion and the interest make-whole payment.

For the year ended December 31, 2022, the embedded derivatives were fair valued using the finite difference valuation method with the following key assumptions:

●	The conversion rate, interest rate, make-whole interest requirements, and maturity date terms from the Convertible Note Indenture as outlined above;
●	Risk free rate at December 31, 2022 of 4.2% (December 31, 2021 – 1.4%) based on the US dollar zero curve;
●	Equity volatility at December 31, 2022 of 54% (December 31, 2021 – 60%) based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
●	An Electra share price at December 31, 2022 of $2.25 (December 31, 2021 - $5.67) reflecting the quoted market prices; and
●	A credit spread at December 31, 2022 of 30.5% (December 31, 2021 – 25.6%).

The following table sets out the details of the Company’s financial derivative liability related to embedded derivatives in the 2026 Notes as of December 31, 2022 and December 31, 2021:

	December 31,	December 31,
	2022	2021
Financial Derivative Liability - beginning of year	$37,715	$—
Initial recognition of Tranche #1	—	23,803
Initial recognition of Tranche #2	—	6,971
(Gain) Loss on fair value derivative revaluation	(27,686)	12,952
Portion derecognized due to conversions	(3,355)	(6,011)
Balance December 31, 2022	$6,674	$37,715

2028 Notes

On February 13, 2023, the Company completed subscription agreements for 2028 Notes with certain institutional investors in the United States with respect to US$51 million principal amount of 8.99% senior secured notes due February 2028. The investors in the offering also received an aggregate of 10,796,054 warrants to purchase common shares in the Company. The Company used a portion of the proceeds of the 2028 Notes offering to purchase all of the outstanding 2026 Notes consisting of US$36 million of existing 6.95% senior secured notes due December 2026 for cancellation at par, as well as to pay accrued and unpaid interest on the 2026 Notes through the closing date of the 2028 Notes offering. The net proceeds of the 2028 Notes offering to the Company, after the purchase and cancellation of the 2026 Notes and payment of accrued and unpaid interest thereon, is approximately US$14 million. The net proceeds of the 2028 Notes offering will be used to finance capital expenditures associated with the expansion and recommissioning of the Company’s wholly owned hydrometallurgical cobalt refinery (the “Refinery”) located in Ontario, Canada, including buildings, equipment, infrastructure, and other direct costs, as well as engineering and project management costs, and transaction costs associated with the 2028 Notes offering and repurchase of the 2026 Notes.

The 2028 Notes bear interest at 8.99% per annum, payable in cash semi-annually in arrears in February and August of each year, and mature in February 2028. During the first 12 months of the term of the 2028 Notes, the Company may pay interest

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

through the issuance of Common Shares at an increased annual interest rate of 11.125%. In the event the Company achieves a third-party green bond designation during the term of the Note Indenture, the interest rate on future cash interest payments shall be reduced to 8.75% per year and the interest rate of future interest paid through the issuance of Common Shares shall be reduced to 10.75% per year.

The initial conversion rate of the 2028 Notes is 403.2140 Common Shares per US$1 principal amount of 2028 Notes (equivalent to an initial conversion price of approximately US$2.48 per Common Share) subject to certain adjustments set forth in the Note Indenture (the “Conversion Price”).

The 2028 Notes are secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets, and the assets and/or equity of the secured guarantors. The 2028 Notes are subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a minimum liquidity balance of US$2,000 under the terms of the 2028 Notes. The Company also must have a United States registration statement providing for the resale of the underlying Common Stock deliverable on the conversion of the debenture and warrant indenture by May 15, 2023. Failure to provide a registration statement by the date is considered an event of default under the bond and warrant indenture which provides the indenture holders the right to demand repayment of the instrument.

The Warrants are exercisable for five years at an exercise price of US$2.48.

Transaction costs of the 2028 Notes offering included a cash fee equal to 4% of the difference between the principal amount of 2028 Notes and the outstanding principal amount of 2026 Notes, a portion of which cash fee was satisfied by the issuance of 27,500 Common Shares at a price of US$2.18, as well as an additional placement agent fee of 50,000 Common Shares.

For the period from January 1, 2023 to April 4, 2023, the Company received conversion notices for US$500 of principal for its 2028 Notes.  In line with the conversion terms in the Note Indenture, a 201,607 common shares were issued for settlement of bond par value and make-whole interest payments of US$90 were settled by issuing 41,390 shares for a total of 242,997 common shares. No conversion notices were received relating to 2026 Notes from January 1, 2023 to cancellation.

14.Lease

The Company leases an office space, which runs for a period of 5 years with an option to renew for an additional 5 years for fair market rent for comparable buildings.

Right-of-use assets

Office space
Opening balance - January 1, 2022	$—
Additions to right-of-use assets	301
Depreciation	(40)
Ending balance - December 31, 2022	$261

Right-of-use assets related to leased office is presented as property, plant and equipment (see Note 5).

Lease liabilities

Lease Liabilities
Opening balance - January 1, 2022	$—
Additions to lease liability	242

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Lease interest	10
Lease repayment	(34)
Ending balance - December 31, 2022	$218

Amounts recognized in profit or loss

Below is a summary of lease payments that have been expensed for the year ended December 31, 2022 and December 31, 2021.

	December 31,	December 31,
	2022	2021
Interest on lease liabilities	$10	$—
Expense relating to variable lease payments	42	—
Expenses relating to short-term leases	15	110
Expenses relating to leases of low-value assets	7	7
	$74	$117

The office lease also requires the Company to make additional payments for the Company’s proportionate share of operating costs including property taxes, utilities, and other operating expenses. These costs are variable and not included in the calculation of right-of-use asset or lease liability.

Total cash outflow for leases for the year ended December 31, 2022 was $158 (December 31, 2021 - $117).

15.Shareholder’s Equity

(a)	Share Consolidation

On April 13, 2022, the Company completed a share consolidation on the basis of one new post-consolidation common share for every 18 pre-consolidation common shares issued and outstanding resulting in the number of issued and outstanding common shares being reduced from approximately 562 million to approximately 31 million, on a non-diluted basis. The exercise price and the number of common shares issuable upon exercise of outstanding stock options, warrants and other outstanding convertible securities, including comparative figures, were adjusted to reflect the share consolidation under the terms of such securities for the holders of such instruments.

(b)	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at December 31, 2022, the Company had 35,185,977 (December 31, 2021: 30,974,853) common shares outstanding.

(c)	Issued Share Capital

During the year ended December 31, 2022, the Company issued common shares as follows:

●	On November 15, 2022, the Company completed a best-efforts, overnight-marketed offering by issuing 2,345,000 Units at a Unit price of $US$2.35 per Unit for gross proceeds of $7,343 (US$5,511). Each Unit consisted of one common share in the share capital of the Company and one full common share purchase warrant (each full warrant a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share at a price of US$3.10 for a period of three years. The transaction costs associated with the issuance were $433 (US$325) in cash and an

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

additional 138,150 Broker Warrants to purchase 138,150 Broker Warrant Units (consisting of one common share and one Warrant) at any time over the next three years after closing date of the Offering.
●	356,156 common shares from the exercise of warrants, options, deferred share units, restricted share units and performance share units. The total proceeds from the warrant exercises were $970 at an exercise price of $3.78, option exercises were $140 at an exercise price at $2.52.
●	720,865 common shares at an average price of $5.13 per share for gross proceeds of approximately $3,701 under its ATM Program. The transaction costs associated with these issuances were $92, which reflect commissions paid to CIBC Capital Markets and SEC fee.
●	US$3,500 of 2026 Notes were converted by Noteholders which resulted in the Company issuing a total of 789,103 common shares. The Company also made interest make-whole payments to the Noteholders upon conversion totalling US$485. There were no significant transaction costs incurred in relation to the conversions.

During the year ended December 31, 2021, the Company issued common shares as follows:

●	On January 22, 2021, the Company completed a bought deal by issuing 1,751,833 Units at a Unit price of $5.58 for gross proceeds of $9,538. Each Unit consisted of one common share in the share capital of the Company and one-half of one common share purchase warrant (each full warrant a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share at a price of $9.00 for a period of two years. The transaction costs associated with the issuance were $929, and an additional 105,110 Warrants valued at $250 were issued to the broker at a price of $5.58 for a period of two years.
●	1,569,210 common shares for gross proceeds of approximately $6,217 for exercised warrants.
●	94,884 common shares resulting from the exercise of options, deferred share units and restricted share units. The total proceeds from the option exercises were $148.
●	On April 7, 2021, the Company issued 1,324,985 common shares to repay the existing Glencore loan. The shares were issued at a deemed price of $5.22 per share, representing a 15% discount to the closing trading price of the Company’s shares on the TSXV on the day before the agreement was publicly announced.
●	On June 22, 2021, the Company issued 12,500 shares for the acquisition of exploration & evaluation assets in Idaho, USA and on October 25, 2021, the Company issued 11,111 common shares pursuant to an earn-in on a different exploration property in Idaho, USA.
●	On September 2, 2021, the Company issued 2,119,444 common shares at a price of $4.50 per common shares for total gross proceeds of $9,538 via a public equity offering under the Company’s base shelf prospectus. The transaction costs associated with this issuance were $810.
●	112,417 common shares at an average price of $6.10 per share for gross proceeds of approximately $686 under its ATM Program. The transaction costs associated with these issuances were $21, which reflect commissions paid to Cantor Fitzgerald.
●	US$5,500 of convertible notes were converted by Noteholders which resulted in the Company issuing a total of 1,240,019 common shares. The Company also made interest make-whole payments to the Noteholders upon conversion totaling US$756. There were no significant transaction costs incurred in relation to the conversions.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

16.Share based payments

Long-term incentive plan

The Company adopted a long-term incentive plan on December 2, 2021 (the “Plan”) whereby it can grant stock options, restricted share units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”) to directors, officers, employees, and consultants of the Company.

Stock options generally vest in equal tranches over three years. The grant date fair value is determined using the Black-Scholes Option Pricing Model and this value is recognized as an expense over the vesting period. DSUs vest immediately but cannot be exercised until the holder ceases to be a Director or Officer of Electra. DSUs are valued based on the market price of the Company’s common shares on the grant date, with the full value expensed immediately. PSUs generally vest over an 18–24-month period if certain performance metrics have been achieved. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period. RSUs generally vest over a 24–36-month period. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period.

The maximum number of shares that may be reserved for issuance under the Plan is limited to 2,333,333 shares.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

(a)Stock Options

The changes in incentive stock options outstanding are summarized as follows:

		Number of shares
	Exercise	issued or issuable
	price	on exercise
Balance December 31, 2020	$5.940	844,630
Grant	$7.290	5,556
Exercised	$2.520	(58,889)
Grant	$6.210	31,944
Grant	$6.300	13,889
Expiries	$2.880	(2,778)
Balance December 31, 2021	$5.940	834,352
Grant	$5.400	222,274
Cancelled	$6.300	(13,889)
Expiries	$11.880	(83,333)
Exercised	$2.520	(35,184)
Exercised	$2.520	(20,370)
Grant	$5.760	19,444
Grant	$4.630	19,444
Grant	$4.900	40,000
Grant	$4.380	30,000
Expiries	$12.420	(66,667)
Expiries	$2.520	(9,259)
Expiries	$2.520	(20,370)
Expiries	$5.400	(32,258)
Grant	$3.210	130,000
Expiries	$4.860	(22,223)
Balance December 31, 2022	$4.947	991,960

During the year ended December 31, 2022:

●	The Company granted 461,162 stock options to employees under its long-term incentive plan. The options may be exercised within 5 years from the date of the grant at a price range of $3.21 to $5.76 per share. The fair value of the options at the date of the grant was $1,049 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 1.24% to 4.06% per year, an expected life of 2.5 to 4.87 years, an expected volatility in the range of 68.53% to 70.40%, no expected dividends and a share price range of $3.21 to $5.85.

During the year ended December 31, 2021:

●	The Company granted 51,389 stock options to new employees under its long-term incentive plan. The options may be exercised within 5 years from the date of the grant at a price range of $6.21 to $7.29 per share. The fair value of the options at the date of the grant was $164 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 0.20% to 0.92% per year, an expected life of 2.5 years, an expected volatility in the range of 69.72% to 83.57%, no expected dividends and a share price range of $6.12 to $7.83.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Incentive stock options outstanding and exercisable (vested) at December 31, 2022 are summarized as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted
	Number of	Average	Average	Number of	Weighted
	Shares Issuable	Remaining Life	Exercise	Shares Issuable	Average
Exercise Price	on Exercise	(Years)	Price	on Exercise	Exercise Price
$2.52	174,259	1.68	$2.52	143,704	$1.68
2.61	27,778	2.66	2.61	27,778	2.66
2.88	16,667	1.75	2.88	16,667	1.75
3.21	130,000	4.87	3.21	—	4.87
3.24	55,556	1.14	3.24	55,556	1.14
4.38	30,000	4.48	4.38	—	4.48
4.63	19,444	4.40	4.63	—	4.40
4.90	40,000	4.44	4.90	—	4.44
5.40	190,016	4.05	5.40	—	4.05
5.76	19,444	4.25	5.76	—	4.25
6.21	31,944	3.29	6.21	10,648	3.29
6.48	116,667	2.74	6.48	116,667	2.74
7.29	5,556	2.13	7.29	2,778	2.13
8.82	109,630	0.48	8.82	109,630	0.48
9.32	25,000	0.08	9.32	25,000	0.08

	991,960	2.86	$4.95	508,426	$1.62

During the year ended December 31, 2022, the Company has expensed $505 (December 31, 2021 - $212) for options valued at share prices $2.52 to $9.32, as shared-based payment expense.

(b)DSUs, RSUs and PSUs

Restricted Share Units

The Company’s RSU plan transactions during the years ended December 31, 2022 and 2021 were as follows:

Number of Units	2022	2021
Balance, January 1	63,711	72,222
Granted	50,890	16,025
Exercised	(29,108)	(23,147)
Expired	(7,204)	(1,389)
Balance, December 31	78,289	63,711

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Performance Share Units

The Company’s PSU plan transactions during the years ended December 31, 2022 and 2021 were as follows:

Number of Units	2022	2021
Balance, January 1	87,500	—
Granted	18,057	87,500
Exercised	(28,474)	—
Expired	(13,194)	—
Balance, December 31	63,889	87,500

Deferred Shares Units

The Company’s DSU plan transactions during the years ended December 31, 2022 and 2021 were as follows:

Number of Units	2022	2021
Balance, January 1	176,331	173,361
Granted	71,474	15,817
Exercised	(12,493)	(12,847)
Balance, December 31	235,312	176,331

During the year ended December 31, 2022, the Company has expensed $189 (December 31, 2021 - $103) for DSUs, $291 (December 31, 2021 - $285) for PSUs, and $297 (December 31, 2021 - $131) for RSUs as shared-based payment expense.

Warrants

Details regarding warrants issued and outstanding are summarized as follows:

Canadian denominated warrants
	Weighted
	average	Number of shares issued
	exercise price	or issuable on exercise
Balance - December 31, 2020	$3.96	1,885,195
Issuance of warrants	$9.00	875,917
Issuance of warrants	$5.58	105,110
Exercised warrants	$4.86	(308,230)
Exercised warrants	$3.78	(818,971)
Exercised warrants	$3.78	(442,014)
Warrant expiries	$1.08	(11,111)
Warrant expiries	$4.86	(11,111)
Balance - December 31, 2021	$7.53	1,274,785
Exercised warrants	$3.78	(210,545)
Expired warrants	$3.78	(83,213)
Balance - December 31, 2022	$8.66	981,027

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

United States Dollar denominated warrants

	Weighted
	average		Number of shares issued or
	exercise price		issuable on exercise
Balance – December 31, 2021		$0.00	—
Issuance of warrants	US$	3.10	2,483,150
Balance - December 31, 2022			2,483,150
Total warrants
Balance - December 31, 2021			1,274,785
Balance - December 31, 2022			3,464,177

The expiry of warrants are as follows:

		Number of warrants	Weighted Average
Grant Date	Expiry Date	outstanding	Exercise Price

January 22, 2021	January 22, 2023	875,917		$9.00
January 22, 2021	January 22, 2023	105,110		5.58
United States Dollar denominated warrants
November 15, 2022	November 15, 2025	2,483,150	US$	3.10
		3,464,177		$8.63 – US$3.10

During the year ended December 31, 2022, 210,545 warrants of the Company were exercised for gross proceeds of $807. The Company issued a total of 2,483,150 share purchase warrants in conjunction with its November 2022 best-efforts, overnight-marketed offering. During the year ended December 31, 2022, a total of 83,213 warrants expired.

On November 15, 2022, 2,345,000 warrants were issued to subscribers in the Company’s best-efforts, overnight-marketed offering. As Warrants issued are denominated in foreign currency that is different from the Company’s functional currency, the warrants are determined to be financial derivative liabilities and the total fair value of US$2,087 was recorded as such. The fair value of the warrants was estimated using the Monte Carlo Simulation Model assuming a risk-free interest rate of 4.172%, an expected volatility of 62.89%, share price of US$2.35, strike price of US$3.10.

As part of the November 15, 2022 Offering, 138,150 Broker Warrants Units (consisting of one common share and one warrant) were issued as transaction costs. The Broker Warrants are equity-settled and was issued for services received; hence the Company has recorded US$325 in reserve, which was measured at fair value of services received.

During the year ended December 31, 2021, 1,569,215 warrants of the Company were exercised for gross proceeds of $6,217. The Company issued a total of 981,027 share purchase warrants in conjunction with its January 2021 bought deal financing. During the year ended December 31, 2021, a total of 22,222 warrants expired.

On January 22, 2021, 875,917 warrants were issued to subscribers in the Company’s bought deal financing. 105,110 warrants were issued as broker warrants associated with the bought deal financing. The total fair value of $1,667 was recorded in reserves. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model assuming a risk-free interest rate of 0.17%, an expected life of 2 years, an expected volatility of 77.10%, no expected dividends, and a share price of $0.315.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

17.Income Tax

Income tax reconciliation

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statements of operations for the year ended December 31, 2022 and 2021:

	December 31,	December 31,
	2022	2021
Loss before income taxes	$12,551	$(34,916)
Statutory tax rate	26.5%	26.5%
Expected expense (recovery) at statutory rate	3,326	(9,252)
Non-taxable/deductible items	(3,286)	4,343
Flow through share renunciation	—	348
Change in unrecognized Deferred tax assets	(40)	4,561
Income tax expense	$—	$—

The significant components of the Company’s deferred income tax assets (liabilities) are as follows:

	December 31,	December 31,
	2022	2021
Deferred tax liabilities:
Current convertible notes payable	$(5,659)	$—
Plant and equipment	(2,933)	(448)
	$(8,592)	$(448)
Deferred tax assets:
Non-capital loss	$6,823	$448
Current financial derivative liability - convertible notes	1,769	—
	$8,592	$448
Deferred income tax assets / (liabilities)	$—	$—

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. The unrecognized deductible temporary differences at December 31, 2022 and 2021 are as follows:

	December 31,	December 31,
	2022	2021
Non-capital loss carry-forwards	$29,192	$37,505
Exploration and evaluation properties	19,937	16,521
Capital loss carry-forward	21,542	20,059
Other	11,445	7,703
Total unrecognized temporary differences	$82,116	$81,788

The capital loss of $21,542 (December 31, 2021 - $20,059) can be carried forward indefinitely and can only be realized against future capital gains.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

The Company has non-capital loss carryforwards of approximately $52,576 (December 31, 2021 – $36,903) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Loss carry-forward
Year	amount
2035	$1,213
2036	4,069
2037	1,172
2038	7,453
2039	1,440
2040	7,109
2041	14,931
2042	15,189
Total	$52,576

The Company also has non-capital loss carryforwards of $2,292 to apply against future year income tax in other jurisdictions. The majority of these carry forward losses do not expire.

18.Other Non-Operating Income (Expense)

The Company’s Other Non-Operating Income (Expense) comprises the following for the years ended December 31, 2022 and 2021:

	Year ended	Year ended
	December 31,	December 31,
	2022	2021
Foreign exchange (loss) gain	$(780)	$276
Interest income (expense)	328	(191)
Gain on Kuya option exercise	—	973
Realized loss on marketable securities	(220)	(103)
Other non-operating income	11	—
Loss on conversion of Glencore loan	—	(1,566)
Loss on financial derivatives revaluation on Glencore loan	—	(12)
Reversal of impairment charges (Note 8)	1,338	—
Flow-through share premium	—	321
Other	—	144
Other non-operating income (expense)	$677	$(158)

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

19.Income (Loss) Per Share

The following table sets forth the computation of basic and diluted loss per share for the year ended December 31, 2022 and 2021:

	December 31,	December 31,
	2022	2021
Numerator
Net income (loss) for the year – basic	$12,551	$(34,916)
Gain on financial derivative liability – convertible notes	(27,686)	—
Net loss for the year - diluted	$(15,135)	$(34,916)
Denominator
Basic – weighted average number of shares outstanding	32,646,906	27,753,182
Effect of dilutive securities	8,116,480	—
Diluted – adjusted weighted average number of shares outstanding	40,763,386	27,753,182
Income (Loss) Per Share – Basic	$0.38	$(1.26)
Loss Per Share – Diluted	$(0.37)	$(1.26)

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.

The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options, and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive.

Share purchase warrants and stock options were excluded from the calculation of diluted weighted average number of common shares outstanding for the year ended December 31, 2022 and 2021 as the warrants and stock options were anti-dilutive.

20.Financial Instruments

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Per Note 1, the Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery and the Company is going through a planning and budgeting process to update the capital estimates and completion schedule associated with the Refinery. The Company attempts to ensure there is sufficient access to funds to meet ongoing business requirements, considering its current cash position and potential funding sources. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern.  These consolidated financial statements do not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

concern. These adjustments may be material. The following are the contractual maturities of financial liabilities as at December 31, 2022, and December 31, 2021:

	As at December 31, 2022
	< 1 Year	Between 1 – 2 Years	>2 Years

Accounts payable and accrued liabilities	$18,864	$—	$—
Interest payable [1]	3,436	3,445	6,589
Long-term government loan payable	—	996	3,737
Convertible notes payable [1]	—	—	48,759
Lease payable	117	119	289
Total	$22,417	$4,560	$59,374

1 Amounts are based on contractual maturities of 2026 Notes and assumption that it would remain outstanding until maturity. Per Note 13, 2026 Notes were cancelled and replaced with 2028 Notes subsequent to year end.

	As at December 31, 2021
	< 1 Year	Between 1 – 2 Years	>2 Years

Accounts payable and accrued liabilities	$3,544	$—	$—
Interest payable	3,137	3,547	11,837
Long-term government loan payable	—	—	1,000
Long-term convertible notes payable	—	—	50,339
Total	$6,681	$3,547	$63,176

For 2022 and 2021 the Company assumed the notes will remain outstanding until maturity. If Noteholders convert prior to maturity, they would be entitled to a make-whole interest payment upon conversion.  This payment cannot exceed the remaining coupon payments owing and thus the tables above present all interest payments to maturity, which represents the maximum possible cash outflow to the Company.

The contractual liabilities relating to government loan payable assumes that repayment would begin on March 1, 2024 in 19 equal quarterly instalments (Note 12).

Fair Value

The Company’s financial instruments consisted of cash and cash equivalents, restricted cash, convertible notes payable, long-term government loan payable, financial derivative liability, and accounts payable and accrued liabilities. The fair values of cash and cash equivalents, restricted cash, prepaid expenses and deposits, receivables and accounts payable and accrued liability approximate their carrying values because of their current nature. The fair value of long-term government loan payable and long-term convertible notes payable are estimated as $3,558 and $46,292 respectively utilizing a discounted cash flow calculation based on cash interest and principal payments and a 9% interest rate which would expected to be achieved on a standard debt arrangement.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents and restricted cash which are being held in with major Canadian banks that are high credit quality financial institutions as determined by rating agencies.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

The Company’s receivables primarily consist of HST refund due from Canada Revenue Agency, hence there is no significant credit risk on receivables.

As at December 31, 2022, the Company’s maximum exposure to credit was the carrying value of cash and cash equivalents, restricted cash, and receivables.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, prepayments, accounts payable and accrued liabilities, derivative financial liabilities on warrants and its long-term debts that are denominated in US Dollars. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. The following table indicates the foreign currency exchange risk on monetary financial instruments as at December 31, 2022 and December 31, 2021 converted to Canadian Dollars:

As at December 31, 2022

Cash and cash equivalents	$2,561
Accounts payable and accrued liabilities	(1,264)
Interest accrual	(1,300)
Current convertible notes payable	(25,662)
Financial derivative liability – convertible notes	(6,674)
Other financial derivative liability	(1,271)
Total	$(33,610)

As at December 31, 2021

Cash and cash equivalents	$14,080
Accounts payable and accrued liabilities	(842)
Interest accrual	(1,164)
Long-term convertible notes payable	(22,541)
Financial derivative liability – convertible notes	(37,715)
Total	$(48,182)

During the year ended December 31, 2022, the Company recognized a loss of $1,019 on foreign exchange (2021 – gain of $681). Based on the above exposures as at December 31, 2022, a 10% depreciation or appreciation of the US Dollar against the Canadian Dollar would result in a $2,480 decrease or increase in the Company’s net income before tax (2021 - $3,774).

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company’s debt with Glencore was extinguished during 2021 and the Company currently does not have any financial instruments that are linked to LIBOR, SOFR, or any form of a floating market interest rate. Therefore, changes in the market interest rate does not have an impact on the Company as at December 31, 2022.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

21.Management of Capital

The Company’s objectives when managing capital are to ensure it has sufficient cash available to support its future Refinery expansion and exploration activities; and ensure compliance with debt covenants under the convertible notes arrangement. Under the convertible notes arrangement, the Company was required to always maintain a minimum liquidity balance of US$7,500. Per Note 1, the Company was in breach of this covenant at December 31, 2022 which would have entitled the Noteholders to call the Note, but on February 13, 2023, subsequent to year end, the Company successfully closed on a private placement offering on the 2028 Notes, which resulted in settlement of the 2026 Note and minimum liquidity balance covenant being reduced to US$2,000. Please refer to Note 13.

The Company manages its capital structure, consisting of cash and cash equivalents, share capital and debt (convertible notes and loans), and will make adjustments to it depending on the funds available to the Company for its future Refinery expansion and exploration activities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. Other than the minimum liquidity balance covenant under the convertible note arrangement, the Company is not subject to externally imposed capital requirements. The convertible notes arrangement does not impose any quantitative ratio covenants on the Company in the course of the normal construction and operation of its current assets. Per Note 1, the Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery at this time, and final commissioning is not expected to occur in the next twelve months. Though the Company expects the investment required to complete the refinery to be significantly higher than previously estimated, the finalization of updated cost estimates has not been completed as of this date. Without the benefit of the finalized updated cost estimates, management expects to require additional financing in 2023 and 2024 to continue and complete the construction of the Refinery and remain in compliance with the minimum liquidity covenant under the 2028 Notes (refer to Note 13).

22.Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Assets and Liabilities Measured at Fair Value

The Company’s fair values of financial assets and liabilities were as follows:

	Carrying Value		December 31, 2022
	Fair value through
	profit or loss	Amortized cost	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$—	$7,952	$—	$—	$—	$7,952
Restricted cash	—	938	—	—	—	938
Receivables	—	3,079	—	—	—	3,079
Marketable securities	433	—	433	—	—	433
	$433	$11,969	$433	$—	$—	$12,402
Liabilities:
Accounts payable and accrued liabilities	$—	$20,164	$—	$—	$—	$20,164
Long-term government loan payable	—	3,777	—	—	—	3,558
Convertible notes payable [1]	—	25,662	—	—	—	25,662
Financial derivative liability – Convertible Notes [1]	6,674	—	—	—	6,674	6,674
Other financial derivative liability	1,271	—	—	—	1,271	1,271
	$7,945	$49,603	$—	$—	$7,945	$57,329

	Carrying Value		December 31, 2021
	Fair value through
	profit or loss	Amortized cost	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$—	$58,626	$—	$—	$—	$58,626
Restricted cash	—	938	—	—	—	938
Receivables	—	957	—	—	—	957
Marketable securities	1,768	—	1,768	—	—	1,768
	$1,768	$60,521	$1,768	$—	$—	$62,289
Liabilities:
Accounts payable and accrued liabilities	$—	$4,708	$—	$—	$—	$4,708
Long-term government Loan payable	—	745	—	—	—	745
Long-term convertible notes payable [1]	—	22,541	—	—	—	22,541
Financial derivative liability – convertible notes [1]	37,715	—	—	—	37,715	37,715
	$37,715	$27,994	$—	$—	$37,715	$65,709

1 Per Note 20, fair value of convertible notes payable at December 31, 2022 is estimated as $46,292 (December 31, 2021 - $46,526) utilizing a discounted cash flow calculation based on cash interest and principal payments and a 9% interest rate which would expected to be achieved on a standard debt arrangement.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Valuation techniques

A)	Marketable securities

Marketable securities are included in Level 1 as these assets are quoted on active markets.

B)	Financial Derivative Liability – Convertible Notes

The fair value of the embedded derivative on convertible notes (Note 13) as at December 31, 2022 was $6,674 (December 31, 2021 - $37,715) and is accounted for at FVTPL. The valuation is derived by a finite difference method, whereby the convertible debt as a whole is viewed as a hybrid instrument consisting of two components, an equity component (i.e., the conversion option) and a debt component, each with different risk. These two risks result in a pair of coupled partial differential equations and are solved simultaneously to calculate the value of the debt and equity components of the convertible bond. The key inputs in the valuation include risk-free rates, share price, equity volatility, and credit spread.  As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

Methodologies and procedures regarding Level 3 fair value measurements are determined by the Company’s management. Calculation of Level 3 fair values is generated based on underlying contractual data as well as observable and unobservable inputs. Development of unobservable inputs requires the use of significant judgment. To ensure reasonability, Level 3 fair value measurements are reviewed and validated by the Company’s management. Review occurs formally on a quarterly basis or more frequently if review and monitoring procedures identify unexpected changes to fair value.

While the Company considers its fair value measurements to be appropriate, the use of reasonably alternative assumptions could result in different fair values. On a given valuation date, it is possible that other market participants could measure a same financial instrument at a different fair value, with the valuation techniques and inputs used by these market participants still meeting the definition of fair value. The fact that different fair value measurements exist reflects the judgment, estimates and assumptions applied as well as the uncertainty involved in determining the fair value of these financial instruments.

The fair value of the embedded derivative (Note 13) has been estimated as at December 31, 2022 based on significant unobservable inputs which are equity volatility and credit spread. The Company used an equity volatility of 54% (December 31, 2021 – 60%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $1,708 (December 31, 2021 - $1,773) or a decrease of $1,545 (December 31, 2021 - $1,999) to the fair value of the embedded derivative. The Company used a credit spread of 30.5% (December 31, 2021 – 25.6%). If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be an increase of $474 (December 31, 2021 - $1,320) or a decrease of $352 (December 31, 2021 - $1,584) to the fair value of embedded derivative (Note 13).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

C)	Other Financial Derivative Liability

The fair value of the embedded derivative on Warrants issued in foreign currency (Note 16) as at December 31, 2022 was $1,271 (December 31, 2021 - $nil) and is accounted for at FVTPL. The valuation of warrants where the strike price is in US dollar and the warrants can be exercised at a time prior to expiry, the Company uses a Monte Carlo Simulation Model to better model the variability in exercise dates. The key inputs in the valuation include risk-free rates and equity volatility.   As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The Company used an equity volatility of 62.85% (December 31, 2021 – nil). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $163 (December 31, 2021 - $nil) or a decrease of $366 (December 31, 2021 - $nil) to the fair value of the embedded derivative.

23.Commitments

As at December 31, 2022, the Company’s commitments relate to purchase and services commitments for work programs relating to Refinery expansion and payments under financing arrangements. The Company has a purchase commitment for $13,684 in 2023.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

24.Segmented Information

The Company’s exploration and evaluation activities are in the province of Ontario, Canada and Idaho, USA, with its head office function in Canada.  All of the Company’s capital assets, including property and equipment, and exploration and evaluation assets are located in Canada and USA.

The Company’s Chief Operating Decision Maker (CODM) is its Chief Executive Officer. The CODM reviews the results of Company’s refinery business as a discrete business unit, separate from the rest of the Company’s activities which are reviewed on an aggregate basis.

(a)  Segmented Operating Results

	For Year Ended Dec 31, 2022
	Refinery	Corporate & Other	Total
Operating Expenses
Consulting and professional fees	$47	$2,682	$2,729
Exploration and evaluation expenditures	—	3,428	3,428
General and administrative and Travel	138	1,787	1,925
Investor relations and marketing	—	1,000	1,000
Refinery, engineering and metallurgical studies	2,349		2,349
Refinery, permitting, and environmental expenses	128	—	128
Salary and benefits	655	3,258	3,913
Share-based payments	—	1,282	1,282
Operating loss	$3,317	$13,437	$16,754
Unrealized loss on marketable securities	—	(589)	(589)
Gain on financial derivative liability - convertible notes	—	27,686	27,686
Gain on fianncial derivative liability - US warrants	—	1,531	1,531
Other non-operating income	—	677	677
Income (loss) before taxes	$(3,317)	$15,868	$12,551

	For Year Ended Dec 31, 2021
	Refinery	Corporate & Other	Total
Operating Expenses
Consulting and professional fees	$116	$4,193	$4,309
Exploration and evaluation expenditures	—	4,705	$4,705
General and administrative and Travel	117	371	$488
Investor relations and marketing	2	841	$843
Refinery, engineering and metallurgical studies	4,442	—	$4,442
Refinery, permitting, and environmental expenses	866	1	$867
Salary and benefits	416	2,388	$2,804
Share-based payments	—	731	$731
Operating loss	$5,959	$13,230	$19,189
Unrealized loss on marketable securities	—	(2,617)	(2,617)
Loss on financial derivative liability - convertible notes	—	(12,952)	(12,952)
Other non-operating expense	—	(158)	$(158)
Loss before taxes	$(5,959)	$(28,957)	$(34,916)

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(expressed in thousands of Canadian dollars)

(b)  Segmented Assets and Liabilities

	Total Assets		Total Liabilities
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Refinery	$91,322	$17,082	$17,723	$1,776
Corporate & Other	96,202	150,529	43,292	65,871
Total	$187,524	$167,611	$61,015	$67,647

25.Related Party Transactions

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common.

(a)Key Management Personnel Compensation

During the year ended December 31, 2022 and 2021, the Company paid and/or accrued the following fees to management personnel and directors:

	December 31,	December 31,
	2022	2021

Management	$2,751	$1,978
Directors	154	190
	$2,905	$2,168

During the year ended December 31, 2022, the Company had share-based payments made to management and directors of $620 (December 31, 2021 - $499).

(b)Due to Related Parties

As at December 31, 2022 and 2021, the Company had the following amounts due to related parties:

	December 31,	December 31,
	2022	2021

Accounts payable and accrued liabilities	$389	$786
	$389	$786

As at December 31, 2022, the accrued liabilities balance for related parties was $389 (December 31, 2021 - $786), which relates mainly to year end compensation accruals.